July 26, 2005

Ms. Kate Tillan

Reviewing Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

Washington, D.C. 20549

RE:     Comment Letter - File No. 0-17187

Dear Ms. Tillan:

In connection with your comment letter dated June 13, 2005, we have the following responses:

Form 10-K for the Fiscal Year Ended September 30, 2004

Financial Statements, page 22

Inventories, page 29

1. Please refer to prior comments 1(a) and (c). Please provide us with a revised rollforward of your inventory reserve account for fiscal 2002, 2003, and 2004. The revised schedule should reflect the following amounts: balance at beginning of period, amounts charged/debited to cost of sales to increase the inventory reserve, amounts deducted from the reserve account for inventory that was sold, amounts deducted from the reserve for inventory that was scrapped, amounts credited to cost of sales to reduce the inventory reserve, other charges/debits, other credits, and the balance at the end of the period. Provide footnotes to explain the nature of each significant amount.

Response:

Please see attached Exhibit A.

2. Please refer to prior comments 1(a) and (c). Tell us why the write-off of work-in-process inventory of $250,300 in 2004 and $1.1 million in 2003 is reflected in your inventory rollforward schedule on page 43 as deductions. Tell us the nature of these write-offs, the status of the inventory, and whether or not the inventory had been previously reserved. Explain how you account for your inventory reserves. Tell us why the amount of deductions shown in the schedule on page 43 impacts your costs of sales and gross profit for 2004 and 2003.

Response:

These write-offs in 2003 and 2004 were for excess work-in-process that were previously reserved; therefore, they are shown as deductions of the reserve and do not impact cost of sales or gross profit. Our reserves are based on lower-of-cost-or-market (LOCOM) and excess analyses. The cost of sales and gross profit are only affected by actual increases or decreases in the reserve that are not related to a write-off.

The Results of Operations in the Form 10-K should have indicated the increase to the reserves that impacted the cost of sales and gross profit in fiscal 2004 and 2003 as $250,000 and $1.8 million, respectively.

3. Please refer to prior comment 1(a) and (d). Please tell us the debits and credits recorded in fiscal 2004, 2003, and 2002 to directly write-off inventory. Explain how you derive an actual reserve of $1,043,200 in fiscal 2003 per your response and how that amount reconciles with your inventory reserve rollforward on page 43. Explain why the write-off of inventory results in a decrease to the amount of your inventory reserve charged to cost of sales.

Response:

There were no direct write-offs against inventory in 2002. During fiscal 2003 and 2004, we directly wrote off $1.1 million and $250,300, respectively, against the reserve. The ending reserve of $1,043,200 for fiscal 2003 was based on our LOCOM and excess inventory analyses as of September 30, 2003. The write-offs of inventory resulted in decreases to the inventory reserve because the items had previously had a reserve against them. The reserve for fiscal 2004 includes $856,200 for finished goods LOCOM and excess analyses and $186,700 for potential excess work-in-process die (WIP). There were no WIP reserves in fiscal 2003.

Sincerely,

  /s/  Kimiko Milheim

Kimiko Milheim

Chief Financial Officer

Exhibit A

		Affects Cost of Sales:				No effect on
	Beginning	Increase to		Decrease of		Cost of Sales:		Ending
	Reserve	Reserve	Note	Reserve	Note	Write-off	Note	Reserve

2002	1,867,700			(1,530,700)	A			337,000

2003	337,000	1,779,000	B			(1,072,800)	C	1,043,200

2004	1,043,200	250,000	D			(250,300)	E	1,042,900

NOTES:

A - Reduce reserve to LOCOM/Excess reserve amount.
B - Increase in reserve during year based on analyses.
C - Write-off of inventory reserved during fiscal 2003.
D - Increase in reserve during year based on analyses.
E - Write-off of inventory reserved during fiscal 2004.